UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Q4 2015 Results Presentation

Item 1

Mr. Stefan Borgas | President & CEO February 09 , 2016 Q 4 2015 Results

 Important Legal Notes The information delivered or to be delivered to you does not constitute an offer or a recommendation to do any transaction in Israel Chemicals Ltd . (ICL) securities . Certain statements in this presentation and other oral and written statements made by ICL from time to time, are forward - looking statements, including, but not limited to, those that discuss strategies, goals, financial outlook or other non - historical matters . These forward - looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in the statements, including, among others, the following : loss or impairment of business licenses or mining permits or concessions ; natural disasters ; failure to raise the water level in evaporation Pond 5 in the Dead Sea ; accidents or disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas ; labor disputes, slowdowns and strikes involving our employees ; currency rate fluctuations ; rising interest rates ; general market, political or economic conditions in the countries in which we operate ; market fluctuations, among others in the YPH JV's manufacturing locations and target markets, changes in the demand and price environment for the YPH JV's products ; shipping and energy costs ; pension and health insurance liabilities ; price increases or shortages with respect to our principal raw materials ; volatility of supply and demand and the impact of competition ; changes to laws or regulations (including environmental protection and safety and tax laws or regulations), or the application or interpretation of such laws or regulations ; government examinations or investigations ; the difference between actual resources and our resource estimates ; failure to integrate or realize expected benefits from acquisitions and joint ventures ; volatility or crises in the financial markets ; cyclicality of our businesses ; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control ; decreases in demand for bromine - based products and other industrial products ; litigation, arbitration and regulatory proceedings ; closing of transactions, mergers and acquisitions ; third party service providers' financial condition ; war or acts of terror . We caution you that the above list of important factors is not comprehensive . We refer you to filings that we have made and shall make with the TASE and the U . S . SEC, including under “Risk Factors” in our annual report on Form 20 - F . They may discuss new or different factors that may cause actual results to differ materially from this information . Forward - looking statements and projections are given only as of the date of this communication, and we disclaim any obligation to update or revise them, whether as a result of new information, future events or otherwise, except as required by law . Market data and certain industry data used in this communication were obtained from internal estimates and studies, where appropriate, as well as market research and publicly available information . The information they include has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed . Internal estimates and studies, which we believe to be reliable, have not been independently verified . We cannot assure you that such data is accurate or complete . Readers and viewers are cautioned to consider these risks and uncertainties and to not place undue reliance on such information . Included in this presentation are certain non - GAAP financial measures, such as Adjusted Operating income and Adjusted Net income, designed to complement the financial information presented in accordance with U . S . GAAP because management believes such measures are useful to investors . These non - GAAP financial measures should be considered only as supplemental to, and not superior to, financial measures provided in accordance with GAAP . Please refer to Q 4 2015 press release for a reconciliation of the non - GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with GAAP .

 Good Quarterly Performance in a Very Challenging Environment $ millions Q 4 15 Q 4 14 % change 2015 2014 % change Sales 1 , 427 1 , 403 1.7% 5 , 405 6 , 111 (11.6)% Adjusted operating income 233 201 15.9% 994 960 3.5 % Net income 96 86 11.6% 509 464 9.7 % Adjusted net income 180 108 66.7% 699 695 0.6 % Adjusted EPS 0.14 0.09 0.55 0.55 ▪ Higher potash volumes, operational excellence deliveries and bromine value chain returns more than offset lower fertilizer prices in Q 4 ▪ Efficiency and cost reduction initiatives will continue beyond 2016 ▪ Strengthening ICL’s integrated value chain driven by specialty businesses See Q 4 2015 press release for a reconciliation of Adjusted operating income to operating income and Adjusted net income to net income.

Business Environment & Major Developments

ICL Fertilizers

$ million	Q4 2015	Q4 2014
Sales	867	796
Adj. O/I	203	165

- Lower costs per tonne due to operational excellence contribution and record production
- Potash supply framework agreement in China ensures market position
- Declining potash & phosphates prices
- Absence of potash shipments to China and India will lead to weaker Q1 2016 results
- Polysulphate™ – solid business case in a challenging market environment

ICL Industrial Products

$ million	Q4 2015	Q4 2014
Sales	303	313
Adj. O/I	47	30

- Significant improvement in profitability attributed to cost reduction
- Elemental bromine price in China continued to increase in Q4
- Bromine compounds prices also started to increase
- Strong Clear Brine Fluids sales in Q4. Reduced demand expected in 2016
- Increased demand for **Merquel®** and **FR-122P**

ICL Performance Products

$ million	Q4 2015	Q4 2014
Sales	325	363
Adj. O/I	10	26

- Growing Food Specialties contribution from whey protein
- Advanced Additives performed relatively well in a difficult economic environment
- Economic slowdown negatively affected food specialties base business in Europe and especially in Russia
- Impact of the weakening euro against the dollar on sales expected to normalize in 2016

Where needs take us
4

Strategy Implementation

2015 Achievements	Plans for 2016
▪ YPH JV ▪ Record production at ICL Dead Sea in Q4 ▪ Whey protein business integration ▪ Divestitures ▪ Bromine business turnaround ▪ FR-122P product launch ▪ Strategic cooperation agreement with the Government of Catalonia ▪ SOP and phosphate resources identified in Ethiopia and Namibia	▪ Ensure sustainability of ICL Dead Sea higher potash production ▪ Double Polysulphate™ business ▪ Grow ICL Industrial Products margins ▪ Focus on Food Specialties and Bromine value chain R&D ▪ Moving forward with feasibility studies for growth projects in Africa
▪ New culture of efficiency after strike in the Israeli sites ▪ $275 million run-rate savings (vs. 2013) ▪ Potash cost per tonne reduction ▪ Continued profitability improvements in phosphates	▪ Continue cost reduction including labor ▪ Continue procurement savings trajectory ▪ Exceed the 2016 savings target of $350 million per year vs. 2013 ▪ YPH JV - execute integration plan ▪ Additional cash flow optimization measures

Growth

Efficiency

Where needs take us

5

Efficiency Initiatives Contribution – Segment Breakdown 6 USD millions/year 2015 actual efficiency gains of $ 175 M vs. 2014 Segment actual contribution 2016E 2015E 2014A Potash Phosphates and fertilizers ICL IP ICL PP $ 275 million $ 100 million $ 350 - 370 million Labor costs savings in 2015 ~$ 25 million* Gross average yearly labor costs savings as of 2017 ~$ 80 million* Anticipated labor costs savings in 2016 ~$ 70 million* Operational Excellence Procurement Cost of labor *Labor cost reduction at ICL Dead Sea and ICL Neot Hovav Target for 2018 – $ 75 - 100 M vs. 2016

+ 15%* + 58%* + 117%* + 45%* + 63 * 780 256 600 1 , 900 4 , 000 115 60 700 850 2 , 500 120 Transforming Into The World’s Leading Specialty Phosphate Player 7 ICL** YPH JV Thousand tonnes 899 436 1 , 300 2 , 750 6 , 500 Expansions Phosphate Fertilizers Food Specialties Advanced Additives Specialty Fertilizers Specialty Commodity ▪ New market supported by Chinese government policy ▪ Grow sales in soluble MAP, MKP and Light Specialties ▪ Build new CRF and WSNPK plants in China ▪ Strengthen ICL PP base in the Asian market ▪ T echnical grade phosphoric acid volume growth, in addition to Fosbrasil ▪ Build up niche market applications ▪ Secure long term phosphate reserves ▪ Expand ICL’s commodity portfolio ▪ Establish a position in the Chinese and global commodity phosphates markets (DAP, MAP) * Increase in capacity compared to 2015 Kunming ▪ Volume increase of about 15% ▪ New multi - ingredient blending plant and lab in China ▪ Leveraging ICL’s expertise to build a new low cost purified acid plant ** Includes N. America and Brazil Purified Phosphoric Acid Phosphoric Acid Commodity Fertilizers Phosphate Rock Specialty Fertilizers

8 Delivering on the Bromine Value Chain Strategy Bromine price in China (RMB/MT) Nov 2014 ICL announces a 20 % price increase Dec 2015 Price is up by 54 % vs. Nov 2014 x About 50 % y/y increase in Bromine prices in China x 10% - 20 % increase in Bromine compound prices x Focused on margin expansion rather than market share Price over Volume x 34 % decrease in CAPEX vs. 2014 x 15 % headcount reduction in Israel x Second FR 122 P plant fully operational Efficiency Improvements x SAFR ™ promotion x Merquel ® promotion in EU, India & China Advocacy x R&D pipeline encapsulates potential for growth of bromine demand – energy storage, gold extraction, 3 D printing R&D 16 , 500 25 , 500

Implementing Food Specialty strategy


Meat
Poultry
Seafood
Beverage
Dairy
Bakery
Vegetarian

Implementing strategy: "Texture & Stability"

- ✓ Acquired dairy technology in Austria & Germany
- ✓ Expanded Technical Application Centers in Germany, USA, Brazil and Australia with China to follow
- ✓ Strengthened portfolio for beverage and meatless/vegetarian industry

Protein Fortification Innovation


A New Whey
of Thinking

Efficiency Improvements

- ✓ Acquired business showed strong growth: Revenue +26% vs last year, Margin improved by 60%
- ✓ Capacity expanded by 15%-20% with integrated process capabilities for new products.

Innovation

- ✓ Whey market demand increasing & new global footprint accelerates ability to meet demand
- ✓ Protein Competencies enable new dairy protein functionality to meet unmet needs in beverage and meatless market

Where needs take us
9

Potash Phosphates  Commodity Business Units’ Targeted Top and Bottom Line Growth Potash operating income ($M) Sales ($M ) Adjusted Operating Income ($M) Potash ~ 0% 1 - 3 % Phosphates 5 - 7% 8 - 10 % CAGR 2014 - 2020 Sales Adj. O/I Potash Bulk phosphates

56 36 229 281 49 44 Specialty Business Units’ Targeted Top and Bottom Line Growth 11 Sales ($M) Food specialties 8 - 10% 9 - 11% Advanced additives 3 - 5% 8 - 10% Industrial solutions ~0% 1 - 3 % Flame retardants 5% 30 - 40% Polysulphate TM 30 - 50% 60 - 80% Specialty Fertilizers (Incl. SOP, NOP) 8 - 10% 13 - 15% CAGR 2014 - 2020 Sales Adj. O/I Adjusted Operating Income ($M) ICL Performance Products ICL Industrial Products ICL Fertilizers 780 708 1 , 990 1 , 833 525 632 Food specialties Engineered Materials Specialty Fertilizers (Incl. polysulphate, SOP & NOP) Engineered Materials

 Improving Our Commodity - Specialty Balance Sales Adjusted Operating Income Specialty 56 % Specialty 35 % Commodity 44 % Specialty 48 % Specialty 62 % Commodity 38 % Commodity 65 % Commodity 52% 2014 2014 2020 Targeted 2020 Targeted

Financial Results Mr. Kobi Altman Executive VP & CFO

 Good Quarterly Performance Despite a Very Challenging Environment Q 4 2015 Sales Q 4 2015 Adjusted o perating income Numbers may not add up due to rounding $ millions Q 4 15 Q 4 14 % change 2015 2014 % change Sales 1 , 427 1 , 403 1.7% 5 , 405 6 , 111 (11.6)% Adjusted operating income 233 201 15.9% 994 960 3.5 % Net income 96 86 11.6% 509 464 9.7 % Adjusted net income 180 108 66.7% 699 695 0.6 % Cash flow from operations 56 310 (81.9)% 573 893 (35.8)% External Potash sales (thousand tonnes ) 1 , 416 1 , 150 23.1% 4 , 259 5 , 034 (15.4)% 201 233 66 19 51 2 1 , 403 1 , 427 123 104 104 51 48 See Q 4 2015 press release for a reconciliation of Adjusted operating income to operating income and Adjusted net income to net income.

 Potash Bridge Analysis Sales ($M) Adjusted Operating income* ($M) Numbers may not add up due to rounding * Excluding the following one - time items : strike compensation in the amount of about $ 8 million, ICL UK early retirement provision in the amount of about $ 6 million and an update of the provision for royalties arbitration in the amount of approximately $ 5 million. 430 448 86 53 15 128 161 7 16 63 53 See Q 4 2015 press release for a reconciliation of Adjusted operating income to operating income and Adjusted net income to net income.

60% 40 % Reduced Average Cost Per Tonne - Potash 16 * Calculation based on adjusted full costs, including COGS, royalties, depreciation, freight and transportation, G&A, S&M. ▪ Increased production (Q/Q) at all our facilities ▪ Labor cost reduction and increased operating efficiency ▪ Depreciation of euro, shekel and pound vs. USD ▪ Reduced shipping costs ▪ Reduced energy costs Lower cost mostly achieved through internal initiatives: Potash – average realized full cost per tonne sold* 100% 98% 92% 77 % External factors ICL initiatives 2015 vs. 2014 cost/ tonne reduction breakdown

 Phosphate and Specialty Fertilizers Sales ($M) Adjusted Operating income* ($M) Numbers may not add up due to rounding * Excluding the following one - time items : electricity system management provision for prior periods of $ 2 million, costs related to the closing of the YPH JV transaction in the amount of about $ 2 million and a $ 1 million gain from equity divestment. The operating income in the Q 4 2014 was impacted by strike insurance proceeds, in the amount of approximately $ 8 million. 385 441 95 26 12 1 37 42 13 8 6 10 See Q 4 2015 press release for a reconciliation of Adjusted operating income to operating income and Adjusted net income to net income.

Reduced Average Cost Per Tonne - Phosphates 18 Cost per tonne decrease - m ainly a result of company e fforts Green phosphoric Acid Cost $/ tonne FOB 57% 43 % ICL Initiatives External factors GTSP Cost $/ tonne FOB White phosphoric Acid Cost  $/ tonne FOB Phosphate Rock Cost $/ tonne FOB 78.4% 90.7% 98.6% 72.5% 80.6% 88.0% 82.4% 87.3% 91.5% 76.3% 85.2% 95.8% 100% 100% 100% 100% 2015 vs. 2014 cost/ tonne reduction breakdown

 Industrial Products Sales ($M) Adjusted Operating income* ($M) Numbers may not add due to rounding * Excluding the following one - time items : Israel and the US asset impairments in the amount of approximately $ 56 million and $ 49 million in Q 4 2014 , a provision for historical waste treatment in the amount of $ 20 million and a strike related compensation of about $ 9 million. 313 303 3 9 4 30 46 3 6 8 1 See Q 4 2015 press release for a reconciliation of Adjusted operating income to operating income and Adjusted net income to net income.

 Performance Products Sales ($M) Adjusted Operating income* ($M) Numbers may not add due to rounding 363 325 1 77 104 12 26 10 1 4 7 27 1 * Excluding the following one - time items : Q 4 2015 : costs related to the sale of non - core business of about $ 7 million. Q 4 2014 : asset impairments of about $ 22 million, income from entry into a consolidation of about $ 36 million, and proceeds from strike insurance, in the amount of about $ 1 million See Q 4 2015 press release for a reconciliation of Adjusted operating income to operating income and Adjusted net income to net income.

Thank You

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Executive Vice President and Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: February 9, 2016